

January 16, 2024

Yajing Chen
Chief Financial Officer
Zai Lab Ltd
4560 Jinke Road
Bldg. 1, Fourth Floor
Pudong, Shanghai, China 201210

> **Re: Zai Lab Ltd**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response dated January 5, 2024**
> **File No. 001-38205**

Dear Yajing Chen:

We have reviewed your January 5, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 3

1. Your response to prior comment 2 indicates that you relied upon information provided in response to the D&O Questionnaires and that you are not aware of any current members of your board who are officials of the Chinese Communist Party. Although your response indicates that you did not consider affiliations that predated your board members' tenure on your board, we note your disclosure that there are no officials of the Chinese Communist Party who are members of your board.

    • Please tell us in more detail how you considered the profile of Mr. Kai-Xian Chen. In particular, we note he is a Member of the Chief Specialists Board and Deputy Chief Technical Officer of the major science and technology projects "innovative drugs and modernization of traditional Chinese medicine" and "Innovative Drug Research & Development," where he participated in the organization and promotion of new drug research and development for China's 10th - 13th Five Year Plans. We further note Mr. Chen was a Principal Scientist for two National Basic Research Programs by the Ministry of Science and Technology as well as a Member of the National Committee of the Chinese People's Political Consultative Conference. Please describe his various roles and provide us with your analysis of whether any of those roles at any point in time made him a CCP official.

• Please also tell us how you considered whether Mr. Chen has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 11 of your proxy statement.

• Please tell us whether Mr. Chen is a member of the Chinese Communist Party.

Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Aslynn Hogue